June Howard

Senior Vice President

Chief Accounting Officer

Financial Services

May 27, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aflac Incorporated

Form 10-K for the Year Ended December 31, 2010

Filed February 25, 2011

File Number: 001-07434

Dear Mr. Rosenberg:

We appreciate the efforts of the Securities and Exchange Commission to improve the financial reporting process and compliance. We make every effort to be transparent in our financial reporting in order to allow investors to understand our Company and the matters which affect our financial position and results of operations.

Below we have listed your comments for ease of reference and our responses. The responses are presented in disclosure format as requested.

Comment:

Financial Statements

Consolidated Statements of Comprehensive Income (Loss), page 79

1.	Although your proposed disclosure provided in response to comment one provides clarity on the tax effects included in other comprehensive income and accumulated other comprehensive income, it does not appear to explain the significant fluctuation in the effective tax rate applicable to other comprehensive income in each year presented. Please provide us proposed revised disclosure to be included in future periodic reports that explains why your effective tax rate on other comprehensive income fluctuated from 50.6% in 2008 to 36.5% in 2009 to (3.4%) in 2010. In your proposed revised disclosure please quantify the income tax effect of the dollar-denominated investment portfolio held by Aflac Japan.

Response:

The dollar-denominated portfolio that Aflac Japan maintains on behalf of Aflac U.S., at fair value, ranged from $3.1 billion to $5.3 billion in the years 2008 through 2010. The other comprehensive income tax effects related to the Aflac Japan dollar-denominated investment portfolio were a tax benefit of $322 million in 2010, tax expense of $12 million in 2009, and a tax benefit of $360 million in 2008. These amounts are all related to the yen/dollar exchange rate movement between years. The yen/dollar exchange rate as of December 31 was 81.49 in 2010, 92.10 in 2009, 91.03 in 2008, and 114.15 in 2007. Excluding the tax amounts related to this portfolio from total taxes on other comprehensive income would result in an effective income tax rate on pretax other comprehensive income (loss) of 31% in 2010, 35% in 2009, and 39% in 2008.

In response to your comment, we propose to enhance the disclosure included in Note 1, Summary of Significant Accounting Policies, Translation of Foreign Currencies and Income Taxes sections, beginning with the 10-Q for the quarter ending June 30, 2011 as follows:

Translation of Foreign Currencies: The functional currency of Aflac Japan’s insurance operations is the Japanese yen. We translate our yen-denominated financial statement accounts into U.S. dollars as follows. Assets and liabilities are translated at end-of-period exchange rates. Realized gains and losses on security transactions are translated at the exchange rate on the trade date of each transaction. Other revenues, expenses and cash flows are translated using average exchange rates for the year. The resulting currency translation adjustments are reported in accumulated other comprehensive income. We include in earnings the realized currency exchange gains and losses resulting from transactions.

Aflac Japan maintains an investment portfolio of dollar-denominated securities on behalf of Aflac U.S., which serves as an economic currency hedge of a portion of our investment in Aflac Japan. The functional currency for these investments is the U.S. dollar. The related investment income and realized/unrealized investment gains and losses are also denominated in U.S. dollars. Since the functional currency of Aflac Japan’s dollar-denominated portfolio is the U.S. dollar, there is no translation adjustment to record in other comprehensive income for these investments when the yen/dollar exchange rate changes. However, the foreign exchange gains and losses related to this portfolio are taxable in Japan and the U.S. when the securities mature or are sold. Until maturity or sale, deferred tax expense or benefit associated with the foreign exchange gains or losses are recognized in the income tax expense on other comprehensive income.

We have designated the yen-denominated Uridashi and Samurai notes and yen-denominated loans issued by the Parent Company as a hedge of our investment in Aflac Japan. Outstanding principal and related accrued interest on these items are translated into U.S. dollars at end-of-period exchange rates. Currency translation adjustments are recorded through other comprehensive income and are included in accumulated other comprehensive income.

Income Taxes: Income tax provisions are generally based on pretax earnings reported for financial statement purposes, which differ from those amounts used in preparing our income tax returns. Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which we expect the temporary differences to reverse. We record deferred tax assets for tax positions taken based on our assessment of whether the tax position is more likely than not to be sustained upon examination by taxing authorities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized.

As discussed in the Translation of Foreign Currencies section above, Aflac Japan maintains a dollar-denominated investment portfolio on behalf of Aflac U.S. While there are no translation effects to record in other comprehensive income, the deferred tax expense or benefit associated with foreign exchange gains or losses on the portfolio is recognized in other comprehensive income until the securities mature or are sold. Total income tax expense (benefit) related to items of other comprehensive income (loss) included a tax benefit of $322 million in 2010, tax expense of $12 million in 2009, and a tax benefit of $360 million in 2008 for this dollar-denominated portfolio. Excluding these amounts from total taxes on other comprehensive income would result in an effective income tax rate on pretax other comprehensive income (loss) of 31% in 2010, 35% in 2009, and 39% in 2008.

In response to your comment, we propose to enhance the disclosure in our tax footnote included in the Notes to the Consolidated Financial Statements, beginning with the Form 10-K for the year ending December 31, 2011. For illustrative purposes, the disclosure below was drafted using the disclosure on page 120 of our Form 10-K filing for the year ended December 31, 2010. Note that our proposed disclosure below the table is revised from that appearing in our 2010 Form 10-K to reflect only the impact of the Aflac Japan dollar-denominated investment portfolio.

Total income tax expense for the years ended December 31 was allocated as follows:

(In millions)	2010	2009	2008

Statements of earnings	$1,241	$738	$660

Other comprehensive income (loss):
Unrealized foreign currency translation gains (losses) during period	(339)	39	(457)
Unrealized gains (losses) on investment securities:
Unrealized holding gains (losses) on investment securities during period	447	728	(716)
Reclassification adjustment for realized (gains) losses on investment securities included in net earnings	(147)	(424)	(353)
Unrealized gains (losses) on derivatives during period	18	0	0
Pension liability adjustment during period	(11)	8	(29)

Total income tax expense (benefit) related to items of other comprehensive income (loss)	(32)	351	(1,555)

Additional paid-in capital (exercise of stock options)	(31)	(3)	(16)
Cumulative effect of change in accounting principle	(89)	0	0

Total income taxes	$1,089	$1,086	$(911)

The tax effect on other comprehensive income (loss) shown in the table above included a deferred income tax benefit of $322 million in 2010, compared with a deferred income tax expense of $12 million in 2009 and a deferred income tax benefit of $360 million in 2008, related to the dollar-denominated investment portfolio that Aflac Japan maintains on behalf of Aflac U.S. As discussed in Note 1, there is no translation adjustment to record in pretax other comprehensive income for the portfolio when the yen/dollar exchange rate changes, however deferred tax expense or benefit associated with the foreign exchange gains or losses on this dollar-denominated portfolio is recognized in total income tax expense on other comprehensive income until the securities mature or are sold. Excluding the tax amounts for this dollar-denominated investment portfolio from total taxes on other comprehensive income would result in an effective income tax rate on pretax other comprehensive income (loss) of 31% in 2010, 35% in 2009, and 39% in 2008.

In responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration. I look forward to discussing these items with you and your colleagues as needed. My contact information is (706) 660-7238 or jhoward@aflac.com.

Sincerely,

/s/ June Howard

June Howard

cc:	Mark Brunhofer, Senior Staff Accountant

Kei Nakada, Staff Accountant

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